Free Writing Prospectus dated August 28, 2012

 Does it seem like investing has changed a lot since the bull market of the 90's?

Introduction Performance The Index How to Invest HSBC ID 44 1014 Since then, it's been challenging, even unnerving at times, to be a stock market investor. Hide Captions

Performance The Index Accessing the Index HSBC ID Several dramatic declines in the S&P 500®, like the 58% correction during the 2008 financial crisis, may have left you feeling as though you're facing countless headwinds. 44 OP 0* 14)) Hide Captions Performance The Index How to Invest or a different approach to better manage the ups and downs? HSBC 4D N 1 N 14,: Hide Captions Introduction Performance The Index Accessing the Index Fortunately, there's a new way to potentially help you manage uncertain markets... r HSBC ID

HSBC ID Performance The Index Accessing the Index Introduction Introducing the S&P 500 Low Volatility Inde • The benchmark for low volatility investing • A simple index methodology • Potential to outperform the S&P 500, with reduced volatility* I 'Based on a comparison of S&P 500 Low Volatility Index with S&P 500 Index for 1. 3.5.10. 15. and 20 year annualized returns and annualized standard deviation data through December 31. 2011. All information presented prior to the April 20. 2011 inception date of the S&P 500 Low Volatility Index. is back-tested. The back-tested calculations are based on the same methodology that was in effect when the index was officially launched. Past performance is not indicative of future results. including how the S&P 500 Low Volatility Index might perform relative to the S&P 500 in any future period. l NIIN1„ Hide Captions

HSBC ID The Index Accessing the Index Introduction Performance Price Time N 1N4`? Volatility relates to how much stock prices move up and down.
Stocks whose prices fluctuate significantly are said to exhibit high volatility. Hide Captions

Introduction Performance The Index How to Invest Low Volatility HSBC ID Price Time 441101 There are other stocks whose prices don't swing as dramatically, and these stocks exhibit lower volatility. Hide Captions

HSBC ID Introduction The Index How to Invest Performance Price M Time 44110g Do the high volatility stocks in your portfolio make you anxious?
Are you more comfortable with the lower volatility stocks you hold? Hide Captions

HSBC CD Introduction The Index How to Invest Performance Low Volatility Price N11H. Ti me Well, what if you simply invested in the least volatile stocks of the S&P 500? Hide Captions

Introduction Performance The Index Accessing the Index HSBC ID S&P 500 Low Volatility Index S&P 500 Annualized Volatility as of 12/31/11 1 year 3 years 5 years 10 years
In studies pel'o need by Standard and Poors over the past 10 years, Al I information presented prior to the inception date of the S&P 500 Low Volatility Index a back-tested. The hack-tested calculations are based .,the same methodology that was in effect when the S&P 500 Low Volatility Index was officially launched. Past performance is not indicative of future results, including how the Index might perform relative to the s&P 500 in any future period. N 0,04", Hide Captions

HSBC ID Introduction The Index Accessing the Index Performance S&P 500 Low Volatility Index S&P 500 Annualized Volatility as of 12/31/11 1 year 3 years 5 years 10 years VO red an investment in the stocks associated with the S&P 500 Low Volatility Index would have resulted in 32% less volatility than the S&P 500.` All information presented prior to the inception date of the S&P 500 Loa' Volatility Index is hack-tested. The haoloteated calculations are based on the same methodology that was in effect a hen the S&P 5500 Loa Volatility Index was officially launched. Past performance is not indicative of future results, including how the Index might perform relative to the S&P 500 in any future period. 'Realized vcla'. N 00Ns -- - - re a --:- ,. 10 year period ended 1?/31111. Hide Captions

Introduction Performance The Index Accessing the Index S&P 500 Low Volatility Index S&P 500 Annualized Price Returns as of 12.31/11 1 year 3 years 5 years 10 years
Annualized Volatility as of 12/31/11 HSBC ID And, as you can see from the tables shown, that lower volatility didn't necessarily mean lower returns All information presented prior to the inception date of the S&P 500 Low Volatility Index is hack-tested. The back-tested calculations are based on the same methodology that was in effect when the S&P 500 Low Volatility Index was officially launched. Past performance is not indicative of future results, including how the Index might perform relative to the S&P 500 in any future period. 'Realizedvoa'. 'a .- - : re.l-e:e'.IOyearperiodended12J31/11, N 10Ns Hide Captions

 HSBU IX) The Index Accessing the Index Pe orrnance Introduction Let's see how S&P 500 Low Volatility Index works. N 00 N +1 Hide Captions

Introduction Performance High The Index Accessing the Index HSBC ID 100 200 300 Number of S&P 500 Stocks 400 500 Each quarter. S&P ranks each of the 500 stocks in the S&P 500 Index. from the least volatile stock to the most volatile stock. based on each stock's realized volatility over the past year. N 1 N 1 Hide Captions

Introduction Performance High a r The Index Accessing the Index HSBC ID 100 200 300 400 500 Number of S&P 500 Stocks To build the S&P 500 Low Volatility Index,
S&P then selects the 100 least volatile stocks from this group. N 10, 0* 4 Hide Captions

Introduction Performance High The Index How to Invest HSBC ID T O Low illlllllllllllllllllllllllllllll~~~~~~~~~~~~~~~~ 20 40 60 80 100 The S&P 500 Low Volatility Index Stocks N 1N ., These 100 stocks are ranked based on their volatility. Hide Captions

Introduction Performance The Index How to Invest HSBC ID rn c Y m X m V C III ~~~~~~~~~~~~~~~~~Illlllllllllllllllllllllllu~uui uuuuuuuuu 0 IIIIIIIIIIIIIIIIIIIIIIIIIIIIIIIIIIIIIIII 20 40 60 80 100 The S&P 500 Low Volatility Index Stocks N •N4) Higher weightings are assigned to the least volatile stocks. Hide Captions

Introduction Performance The Index Accessing the Index HSBC ID 100 200 33C Number of S&P 500 Stocks 400 500 N 00 N +1 Then, in each subsequent quarterr the process is repeated to reconstitute the index. Hide Captions

HSBC ID Introduction Performance The Index Accessing the Index With HSBC, you can access this index in a way that suits your risk profile! • Market-Linked Certificates of Deposit • Index-Linked Notes With HSBC, you can access this index in a way that compliments your overall investment portfolio and meets your investment objectives, risk tolerance and liquidity needs. 44 jp N 4)) Hide Ca tions

HSBC 4D Accessing the Index Introduction Performance The Index For conservative investors, HSBC offers Notes and CDs that provide exposure to the upside potential of the index with the security of knowing that your principal will be repaid at maturity, 11 t H 41)) Hide Captions

HSBC lD Introduction Performance The Index Accessing the Index 2 regardless of the index performance.` Principal repayment is subject to the credit risk of the issuer and applies if the security is hold to maturity. N 11, * tt Hide Captions

 HSBC ID Introduction Performance The Ircex Accessing the index n And, bank issued Market-Linked Certificates of Deposit come with an additional layer of safety, in the form of FDIC insurance.' Subject to statutory limits. You should carefully review the relevant disclosure document before making any investments. N tN4"i Hide Captions

HSBC ID Introductior Performance The Index Accessing the Index ^ OP) N 1N4)? For less conservative investors. we offer Index-Linked Notes that deliver enhanced upside exposure to the index Hide Captions

HSBC 4D Accessing the index Introduction Performance The Index fl "a while still affording you a degree of downside protection at maturity* ' Subject to the credit risk of the issuer N t N tic Hide Captions

 HSBC ID Accessing the Index Introduction Performance The Index 0--- 1 V v to `V 44 1 * 4)) To decide what's right for you, please speak to your Financial Advisor. Hide Ca tions

HSBC 4 0 Introduction Performance The Index Accessing the Index S&P 500 Low Volatility Index • Core US equity exposure • Historically similar returns to the S&P 500* • Reduced volatility • And, HSBC investments linked to the index may provide additional risk management. There are risks with any investment and you should carefully review the disclosure document for risks specific to an investment in products linked to the Index. Based on a comparison of S&P 500 Loa Volatility Index with S&P 500 Iidex for 1.3.5.10. 15. and 20 year annualized realms and annualized standard deviation data through December 31.2011. All information presented prior to the April 20. 2011 inception date of the s&P 500 Low Volatility Index, is back-tested. The back-tested calculations are based on the same methodology that was in effect when the index was officially launched_ Past performance is rot indicative of future rssdPs, including how the S&P 500 Lay Voladity Index might perform relative to the S&P 500 in any future period. N 00NN Hide Captions

HSBC ID Accessing the Index Introduction Performance The Index For more information on index methodology, sector weightings, and back-tested performance, click HERE for the fact sheet. To learn more about the available offerings linked to the S&P 500 Low Volatility Index, please contact your financial advisor. Visit our website for general information on market-linked investments including marketing tools and past offerings. N 1N4)) Hide Captions

HSBC ID Introduction Performance The Index Accessing the Index Prior to any decision to invest in a specific issuance of a structured investment linked to the S&P 500 Low Volatility Index, investors should carefully review the disclosure documents for such issuance which specify the entity issuing the securities and contain a detailed explanation of the terms of the issuance as well as the risks, tax treatment and other relevant information. An investment in structured investments involves risks- It is important to note that structured investments may not always reflect the actual performance of the underlying asset and have different risks than traditional debt instruments. These risks can include but are not limited to: fluctuations in the price, level or yield of the underlying asset: interest rates:in the case of notes issued by HSBC USA Inc., substantial or complete loss of principal: limits on participation in appreciation of the underlying asset: limited liquidity: credit risk of the entity issuing the securities: and conflicts of interest. HSBC operates in various jurisdictions through its affiliates, including, but not limited to. HSBC Bank USA, N.A. and HSBC Securities (USA) Inc., member of NYSE, FINRA and SIPC Standard & Poor's°", "S&P°" and "S&P 5005 are trademarks of Standard and Poor's and have been licensed for use by HSBC USA Inc. and HSBC Bank USA, NA Structured Investments are not sponsored. endorsed, sold or promoted by Standard & Poor 's and Standard & Poor's does not make any representation regarding the advisability of investing in Structured Investments. 100, N11*14 Hide Captions

HSBC ID Introduction Performance The Index Accessing the Index Additional Information Regardinq Notes: HSBC USA Inc. has filed a registration statement (including a prospectus) with the SEC for the offering of notes to which this free writing prospectus relates- Before you invest in any security offering by HSBC USA Inc_ you should read the prospectus in that registration statement and other documents HSBC USA Inc has filed with the SEC for more complete information about HSBC USA Inc. and such offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov Altematively. HSBC Securities (USA) Inc or any dealer participating in this offering will arrange to send you the prospectus if you request them by calling toll-free 1-866-811-8049. Additional Information Regardinq CDs: 'FDIC Insurance: A Market-Linked CD represents a bank deposit obligation of HSBC Bank USA. N.A- (the issuing bank) and is FDIC insured together with all other deposits you may have with the issuing bank. up to 5250.000 per depositor. Any funds deposited with the issuing bank (including other CDs issued by such bank) in excess of these limits will not be eligible for FDIC insurance. so you should consider and inform your Financial Advisor if you have other deposits at the issuing bank. For more detailed information regarding FDIC insurance coverage. you may contact the FDIC Call Center at (877) 275-3342 or refer to the FDIC public website at www.fdic.gov. where you can obtain a copy of the FDIC's brochure. 'Your Insured Deposits. FDIC's Guide to Deposit Insurance Coverage-- CD Products and services are offered by HSBC Bank USA. N- A., member FDIC. Market-Linked Certificates of Deposit are provided by: - Registered Representatives of HSBC Securities (USA) Inc. a member NYSE/FINRA/SIPC. a registered Futures Commission Merchant. a wholly-owned subsidiary of HSBC Markets (USA) Inc. and an indirectly wholly-owned subsidiary of HSBC Holdings plc. - Distributors not affiliated with HSBC Securities (USA) Inc. HSBC Markets (USA) Inc. or HSBC Holdings plc. Market-Linked CD Products are: Bank deposits: obligations of the issuing bank: FDIC insured within applicable limits; not a liquid investment: and are designed to be held to maturity Market-Linked CDs are subject to investment risk and any early repayment could result in a loss of principal investment This document has been issued by HSBC Bank USA. N.A. and HSBC USA Inc 2012 HSBC Bank USA. N.A and HSBC USA Inc. All rights reserved. N11N4 Hide Captions